UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                 SEC FILE NUMBER
                                     0-26130

                                   FORM 12b-25

                           NOTIFICATION OF LATE FILING

(CHECK ONE):
[X] FORM 10-K
[ ] FORM 20-F
[ ] FORM 11-K
[ ] FORM 10-Q
[ ] FORM 10-Q
[ ] FORM N-SAR

FOR THE PERIOD ENDED: DECEMBER 31, 1999

[ ] TRANSITION REPORT ON FORM 10-K
[ ] TRANSITION REPORT ON FORM 20-F
[ ] TRANSITION REPORT ON FORM 11-K
[ ] TRANSITION REPORT ON FORM 10-Q
[ ] TRANSITION REPORT ON FORM N-SAR

For the Transition Period Ended:

         Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

         If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates: N/A

PART I    REGISTRANT INFORMATION

Full Name of Registrant:   Legato Systems, Inc.

Address of Principal Executive Office (Street and Number)
2350 West El Camino Real
Mountain View, CA 94040

PART II   RULES 12-25(b) AND (c)

         If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

     [X] (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

     [X] (b) The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, 11-K or Form N-SAR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report of transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

     [X] (c) The accountant's statement or other exhibit required by rule 12B-25(c) has been attached if applicable.

PART III     NARRATIVE

         State below in reasonable detail the reasons why Form 10-K and Form 10-KSB, 20-F, 11-K, 10-Q, and Form 10-QSB, N-SAR, or the transition report or, portion thereof could not be filed within the prescribed period.

Based on its regular first quarter review of certain fourth-quarter 1999 transactions, the Registrant discovered additional information that related to such transactions. The Company has requested that its independent auditors evaluate such transactions in light of this additional information. The Registrant's Annual Report on Form 10-K for the year ended December 31, 1999 could not be filed within the prescribed period pending completion of this evaluation. The Registrant will provide additional details with regard to this evaluation by April 3, 2000.

PART IV     OTHER INFORMATION

     (1) Name and telephone number of person to contact in regard to this notification:

         Stephen C. Wise, Chief Financial Officer, (650) 210-7102

     (2) Have all other periodic reports required under section 13 or 15 (d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s). [X] Yes [ ] No

     (3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statement to be included in the subject report or portion thereof?
[X] Yes [ ] No

If so: attach an explanation of the anticpated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

Please see Exhibit A attached hereto and forming a part hereof.



                              LEGATO SYSTEMS, INC.
                              --------------------
                  (Name of Registrant as specified in Charter) has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.


Date: March 31, 2000       By:  /s/ Louis C. Cole
                              ------------------------
                                Louis C. Cole
                                Chairman on the Board,
                                President and Chief Executive Officer

INSTRUCTION: The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative's authority to sign on behalf of the registrant shall be filed with the form.


                                    ATTENTION

       INTENTIONAL MISSTATEMENTS OR OMISSIONS OF FACT CONSTITUTE FEDERAL
                   CRIMINAL VIOLATIONS (SEE 18 U.S.C. 1001).

                              GENERAL INSTRUCTIONS

1. This form is required by Rule 12b-25 (17 CFR 240.12b-25) of the General Rules and Regulations under the Securities Exchange Act of 1934.

2. One signed original and four conformed copies of this form and amendments thereto must be completed and filed with the Securities and Exchange Commission, Washington, D.C. 20549, in accordance with Rule 0-3 of the General Rules and Regulations under the Act. The information contained in or filed with the form will be made a matter of public record in the Commission files.

3. A manually signed copy of the form and amendments thereto shall be filed with each national securities exchange on which any class of securities of the registrant is registered.

4. Amendments to the notifications must also be filed on form 12b-25 but need but restate information that has been correctly furnished. The form shall be clearly identified as an amended notification.

5. Electronic Filers. This form shall not be used by electronic filers unable to timely file a report solely due to electronic difficulties. Filers unable to submit a report within the time period prescribed due to difficulties in electronic filing should comply with either Rule 201 or Rule 202 of Regulation S-T (ss.232.201 or ss.232.202 of this chapter) or apply for an adjustment in filing date pursuant to Rule 13(b) of Regulation S-T (ss.232.13(b) of this chapter).

                                    EXHIBIT A

On January 19, 2000, the Registrant announced its expected results for the fourth quarter and fiscal year 1999. These results may be affected by the matters referred to in Part III of this Form 12b-25.

                                    EXHIBIT B




March 31, 2000

Dear Mr. Wise

You have furnished us with a copy of your "Notification of Late Filing" on Form 12b-25 dated March 31, 2000.

We are in agreement with the comments under Part III of the Form with respect to the reasons why we are unable to furnish our report on the consolidated financial statements of Legato Systems, Inc. on or before the date the Form 10-K of Legato Systems, Inc. for the year ended December 31, 1999 is required to be filed.

Yours very truly,

/s/ PricewaterhouseCoopers LLP